Media Release




05009921


SEC MAIL
RECEIVED
PROCESSING
2005

Basel,

Roche acquires Swiss based GlycArt Biotechnology to strengthen expertise in therapeutic antibody research

Roche today announced that it has signed an agreement to acquire 100% of GlycArt Biotechnology AG, a privately owned Swiss biotech company. GlycArt's unique technology for enhancing the efficacy of antibodies will further strengthen Roche's expertise in therapeutic antibody research and development.

"This acquisition is an excellent strategic fit with our Therapeutic Protein Initiative and our focus on developing clinically differentiated proteins and antibodies for areas of unmet medical need, such as oncology" said Franz B. Humer, Chairman and CEO of the Roche Group. "We are excited about this significant addition of cutting- edge technology to our R&D organization. We welcome GlycArt and its employees to our worldwide Pharma organisation."

"We are delighted to become an integral part of the Roche Group, and believe that Roche's outstanding capabilities in biopharmaceutical R&D, manufacturing and commercialisation will give our product candidates and technologies an excellent opportunity to realise their full potential", said Joël Jean-Mairet, CEO of GlycArt. "Since September 2004 we have enjoyed an exciting and synergistic collaboration with Roche, and we very much look forward to continuing to contribute to Roche's expanding antibody pipeline".

GlycArt owns the proprietary GlycoMAb glycosylation technology which is a method of increasing the potency of therapeutic antibodies targeting undesirable cells by engineering the carbohydrate component present in all such antibodies. In particular, GlycoMAb specifically increases antibody-dependent cellular cytotoxicity (ADCC), an immune effector mechanism crucial for the *in vivo* target-cell killing activity of antibodies. GlycoMAb thus has the potential to generate best-in- class

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. ++41-61-688 88 88 Fax ++41-61-688 27 75 http://www.roche.com

antibody therapeutics in disease areas such as oncology, where Roche is the global market leader. In addition Roche will acquire GlycArt's development pipeline which includes three monoclonal antibodies in preclinical development for cancer.

Roche plans to maintain the GlycArt facility in Zurich-Schlieren as a fully integrated part of the Roche Pharma research organisation.

Roche will pay approximately 235 million Swiss francs in cash in exchange for all of GlycArt's outstanding capital stock. The transaction is expected to close in the third quarter of 2005.

About GlycArt Biotechnology AG

GlycArt is a privately held Swiss biotechnology company focussed on the development and commercialisation of a new generation of antibody products based on its proprietary GlycoMAb technology. GlycArt has generated its own GlycoMAb-based antibody portfolio by in-licensing and acquiring antibodies at early stages of development and applying GlycoMAb to them. GlycArt's current focus is on next-generation antibody therapeutics against well-characterised and clinically validated targets, but the company is also taking advantage of its broad technological capabilities in antibody humanisation, expression and screening. GlycArt was founded in 2000 as a spin-off from the Swiss Federal Institute of Technology (ETH) in Zurich, and is located in Zurich-Schlieren. Since its inception, the firm has been backed by a broad investment syndicate consisting of Novartis Venture Fund, GLSV, Gilde, DVC, ABN AMRO Capital, Quester and BioMed Invest.

About GlycoMAb

GlycoMAb is a fully developed technology platform that efficiently increases the specific biological activity of therapeutic monoclonal antibodies for target cell ablation. It is based on an active modulation of antibody glycosylation during production leading to antibody products with increased ADCC (antibody-dependent cellular cytotoxicity). A high relevance for therapeutic efficacy, industrial scale applicability, broad patent protection and an extensive body of proof (including external validation) are the distinctive hallmarks of this technology.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and

transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Media Office contacts

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Group Media Office)
- Katja Prowald (Head of R&D Communications)
- Martina Rupp

Media Release



Basel, 19 July 2005

Roche files new indication for Tamiflu in Europe for prevention of influenza in children 1 to 12 years

Roche has filed in Europe for a new indication for Tamiflu (oseltamvir) in the prevention of influenza (prophylaxis use) in children aged one to 12 years. Tamiflu is already indicated for the treatment of influenza in adults and children aged 1 year and above and for the prevention of influenza in adults and adolescents 13 years and older. With this filing, Roche plans to make Tamiflu available to prevent flu in very young children who are particularly vulnerable during an outbreak of the disease. Tamiflu is a highly effective influenza drug that works by blocking an enzyme on the surface of the virus which prevents it infecting other cells in the body.
Roche is optimistic that the Committee for Medicinal Products for Human Use (CHMP) will complete their review of the application before the end of the year. A filing for the same indication has already been submitted in the United States in April this year

William M. Burns, CEO Pharma Division said: "This filing underscores the outstanding efficacy and safety profile of Tamiflu. It is important that the protection provided by Tamiflu can be extended to include young children because not only are children more likely to suffer from the symptoms of influenza, but they are also a major cause of viral spread during a seasonal epidemic. This submission represents one more significant step in our continuing work to make Tamiflu available to all who will benefit from it."

The application is based on results from a subset of paediatric patients in a clinical study where Tamiflu was used for the management of influenza in households. The study showed that treatment of flu patients with Tamiflu combined with post- exposure prophylaxis of other household members is more effective in preventing secondary spread of influenza infection in the household than treating the patient alone. The protective efficacy of Tamiflu was the same in

F. Hoffmann-La Roche Ltd. CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
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children aged one to 12 as in the whole population.

Flu's Impact on Children

Influenza is particularly dangerous for the most vulnerable in society and this includes young children and infants. Children younger than two years old are as likely as those over age 65 to be hospitalized because of influenza. It is estimated that children are three times more likely to get sick with the flu – on average, one in 10 adults is affected by influenza annually, compared with one in three children. Therefore, prevention of influenza in children can have a significant impact on the spread of influenza in the household and the whole community.

About Tamiflu

Tamiflu delivers:

- 38 percent reduction in the severity of symptoms
- 67 percent reduction in secondary complications such as bronchitis, pneumonia and sinusitis in otherwise healthy individuals
- 37 percent reduction in the duration of influenza illness
- Tamiflu is shown to provide up to 89 percent overall protective efficacy against clinical influenza in adults and adolescents who had been in close contact with influenza-infected patients

In children, treatment with Tamiflu delivers:

- 36 percent reduction in the severity and duration of influenza symptoms
- 44 percent reduced incidence of associated otitis media as compared to standard care

Pandemic Stockpiling

The World Health Organization (WHO) advises that stockpiling antivirals in advance is presently the only way to ensure that sufficient supplies are available in the event of a pandemic. Roche has been working closely with WHO and national governments to ensure governments are aware of the importance of stockpiling antivirals in the event of a pandemic situation. Roche has received and fulfilled pandemic orders for Tamiflu from around 25 countries worldwide. The magnitude of these orders varies with some countries, France, Finland, Iceland, Ireland, Luxembourg, Netherlands, New Zealand, Norway, Switzerland and UK stockpiling or intending to stockpile adequate Tamiflu to cover 20-40% of their population. To meet this demand Roche has expanded its production sites from one to four and has quadrupled capacity for Tamiflu in the last 2 years. Roche is currently further expanding its manufacturing capacity to assist governments with their pandemic preparedness.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Additional information

- Roche Health Kiosk, Influenza: www.health-kiosk.ch/start_grip.htm
-About Tamiflu: www.roche.com/med_mbtamiflu05e.pdf
-About influenza: www.roche.com/med_mbinfluenza05e.pdf
-WHO: Global influenza programme: /www.who.int/csr/disease/influenza/en/
-WHO: Avian flu: www.who.int/mediacentre/factsheets/avian_influenza/en/

Roche Group Media Office

Phone: +41-61-688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp